UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File number
0-12515


(Check One)
     [ ]      Form 10-K and Form 10-KSB
     [ ]      Form 20-F
     [ ]      Form 11-K
     [X]      Form 10-Q and Form 10-QSB
     [ ]      Form N-SAR

     For Period Ended:   February 28, 1998.

     [ ]      Transition Report on Form 10-K
     [ ]      Transition Report on Form 20-F
     [ ]      Transition Report on Form 11-K
     [ ]      Transition Report on Form 10-Q
     [ ]      Transition Report on Form N-SAR

     For the Transition Period Ended: ________________.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


Part I -- Registrant Information.

Biomet, Inc.
(Full name of registrant)

Airport Industrial Park, P.O. Box 587
(Address of principal executive office)

Warsaw, Indiana  46581-0587
(City, State and Zip Code)


Part II -- Rules 12b-25 (b) and (c).

	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b) The subject annual report, semi-annual report, transition report of Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable. (Not applicable)

Part III -- Narrative.

Biomet, Inc. and Merck KGaA, Darmstadt, Germany, signed the Biomet/Merck joint venture agreement during the last quarter. Due to the complex accounting of this transaction and the inability to obtain timely financial information from all of the additional European subsidiaries, it is not possible to file the Form 10-Q by the prescribed due date.


Part IV -- Other Information.

	(1)  Name and telephone number of person to contact in regard
to this notification;  Gregory D. Hartman    219-267-6639

	(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12
months or for such shorter period that the registrant was
required to file such report(s) been filed?  If the answer is
no, identify report(s).   [X] Yes   [ ] No

	(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included
in the subject report or portion thereof?   [ ] Yes [X] No

BIOMET, INC.
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


DATE:   4/14/98        BY:  /s/  GREGORY D. HARTMAN
                            Gregory D. Hartman
                            Vice President - Finance
                            (Principal Financial Officer)